Condensed

Interim

Consolidated

Financial

Statements

THREE AND SIX MONTHS ended June 30, 2026 and 2025

Exhibit 99.2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - expressed in thousands of Canadian dollars)

	Note	June 30, 2026	December 31, 2025
ASSETS

Current
Cash and cash equivalents		$134,808	$121,889
Restricted cash	6	453,925	—
Marketable securities		14,240	29,667
Receivables		7,570	5,505
Other		1,624	1,931
		612,167	158,992

Restricted cash	6	46,928	—
Prepaid expenses and deposits		29,849	25,287
Exploration and evaluation interests		16,960	16,763
Mineral property, plant and equipment	5	1,211,192	559,573
Other	7	—	9,576

Total assets		$1,917,096	$770,191

LIABILITIES

Current
Accounts payable and accrued liabilities	12	$84,739	$70,057
Lease liabilities		17,316	15,751
Long-term debt	6	89,352	—
NSR Royalty liability	8	237	—
Other		2,453	1,662
		194,097	87,470

Lease liabilities		49,167	47,333
Long-term debt	6	966,617	—
Gold Stream derivative liability	7	209,286	421,902
NSR Royalty liability	8	78,472	—
Additional NSR Royalty liability	8	136,009	—
Provision for closure and reclamation	9	104,777	46,227
Deferred tax liability		3,462	3,462
Other		4,408	4,673

Total liabilities		1,746,295	611,067

SHAREHOLDERS’ EQUITY

Capital stock	10	952,651	903,045
Reserves		167,777	66,029
Deficit		(949,627)	(809,950)

Total shareholders’ equity		170,801	159,124

Total liabilities and shareholders’ equity		$1,917,096	$770,191

COMMITMENTS (NOTE 4)

CONTINGENCIES (NOTE 13)

On behalf of the Board of Directors:

signed "Craig Parry"	signed "Suki Gill"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - expressed in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended		For the six months ended
		June 30		June 30
	Note	2026	2025	2026	2025
General and administration expenses
Administrative compensation	12	3,789	1,819	6,261	3,462
Communications		621	542	1,078	1,033
Community relations and environmental		4,800	1,854	7,789	1,854
Depreciation	5	206	206	411	411
Office, insurance and general		1,419	856	2,640	1,988
Professional fees and consulting	12	1,942	792	3,549	2,048
Share-based payments	10,12	9,833	7,652	21,690	11,848
		22,610	13,721	43,418	22,644

Accretion of provision for closure and reclamation	9	215	145	430	289
Change in fair value of embedded derivative asset in long-term debt	6	(10,630)	—	(10,630)	—
Change in fair value of Gold Stream derivative liability	7	(12,653)	29,794	41,736	60,004
Exploration and evaluation		1,817	1,467	2,699	3,037
Flow-through share premium recovery		—	(4,950)	—	(11,416)
Foreign exchange loss		17,416	369	17,684	369
Gain on sale of exploration and evaluation interests		—	—	—	(3,216)
Impairment of other assets	7	—	—	10,784	—
Interest and finance fee expense	6,7	14,102	634	19,851	1,536
Interest income		(1,203)	(571)	(1,690)	(1,235)
Loss (gain) on marketable securities		3,560	(3,290)	15,427	(2,000)
Other		(14)	—	(32)	807
Loss before income tax		35,220	37,319	139,677	70,819
Deferred tax		—	(1,286)	—	3,462
Loss and comprehensive loss for the period		$35,220	$36,033	$139,677	$74,281

Loss per share – basic and diluted		$(0.28)	$(0.31)	$(1.14)	$(0.66)

Weighted average number of common shares outstanding – basic and diluted		123,696,505	114,643,231	122,650,876	112,577,917

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - expressed in thousands of Canadian dollars, except shares)

						Total
			Commitment to			Shareholders’
	Capital Stock		Issue Shares	Reserves	Deficit	Equity
	Shares	Amount
Balance, December 31, 2024	107,623,077	$670,126	$250	$47,346	$(627,109)	$90,613
Bought deal offering	5,520,000	88,347	—	—	—	88,347
Acquisition of exploration and evaluation interests	17,229	250	(250)	—	—	—
Exercise of options (Note 10)	811,710	8,979	—	(2,961)	—	6,018
Vesting of restricted share units (Note 10)	583,860	4,332	—	(4,332)	—	—
Vesting of performance share units (Note 10)	385,004	2,326	—	(2,326)	—	—
Share issue costs	—	(5,586)	—	—	—	(5,586)
Flow-through share premium	—	(7,203)	—	—	—	(7,203)
Share-based payments (Note 10)	—	—	—	14,708	—	14,708
Loss for the period	—	—	—	—	(74,281)	(74,281)
Balance, June 30, 2025	114,940,880	761,571	—	52,435	(701,390)	112,616

Balance, December 31, 2025	121,300,287	$903,045	$—	$66,029	$(809,950)	$159,124
Exercise of options (Note 10)	2,272,608	28,491	—	(12,957)	—	15,534
Vesting of restricted share units (Note 10)	508,737	5,521	—	(5,521)	—	—
Vesting of performance share units (Note 10)	1,057,703	15,511	—	(15,511)	—	—
Share issue cost recovery	—	83	—	—	—	83
Equity component of Additional NSR Royalty Option (Note 8)	—	—	—	108,575	—	108,575
Share-based payments (Note 10 and 11)	—	—	—	27,812	—	27,812
Other	—	—	—	(650)	—	(650)
Loss for the period	—	—	—	—	(139,677)	(139,677)
Balance, June 30, 2026	125,139,335	$952,651	$—	$167,777	$(949,627)	$170,801

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	4

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - expressed in thousands of Canadian dollars)

		For the three months ended		For the six months ended
		June 30		June 30
	Note	2026	2025	2026	2025
OPERATING ACTIVITIES
Loss for the period		$(35,220)	$(36,033)	$(139,677)	$(74,281)
Items not affecting cash
Accretion of provision for closure and reclamation	9	215	145	430	289
Change in fair value of embedded derivative asset in long-term debt	6	(10,630)	—	(10,630)	—
Change in fair value of Gold Stream derivative liability	7	(12,653)	29,794	41,736	60,004
Deferred tax expense		—	(1,286)	—	3,462
Depreciation	5	256	290	509	710
Flow-through share premium recovery		—	(4,950)	—	(11,416)
Gain on sale of exploration and evaluation assets		—	—	—	(3,216)
Impairment of other assets	7	—	—	10,784	—
Interest and finance fee expense	6,7	14,102	138	19,851	1,040
Loss (gain) on marketable securities		3,560	(3,290)	15,427	(2,000)
Share-based payments	10	10,025	7,963	22,131	12,331
Unrealized foreign exchange loss		17,394	390	17,665	204
Other		(1)	(7)	(3)	798
Changes in non-cash operating working capital
Receivables		(929)	(3,586)	(2,065)	(2,853)
Other		180	(46)	282	(541)
Accounts payable and accrued liabilities		(1,356)	8,793	(6,675)	(23,230)
Net cash used in operating activities		(15,057)	(1,685)	(30,235)	(38,699)

INVESTING ACTIVITIES
Purchase of marketable securities		—	—	—	(7,500)
Proceeds from sale of marketable securities		—	979	—	979
Construction prepayments and deposits paid		(4,324)	(4,127)	(9,144)	(11,568)
Additions to mineral property, plant and equipment	5	(131,352)	(64,389)	(203,600)	(93,412)
Exercise of Gold Stream buy-down option	7	(254,352)	—	(254,352)	—
Settlement of other liabilities arising from mineral property acquisitions		—	(250)	—	(250)
Other		(2)	70	19	132
Net cash used in investing activities		(390,030)	(67,717)	(467,077)	(111,619)

FINANCING ACTIVITIES
Restricted cash released	6	199,176	—	199,176	—
Lease payments		(4,296)	(3,539)	(8,521)	(6,514)
Availability fees on Senior Secured Term Loan	7	—	—	(1,222)	—
Prepayment of royalty obligations	8	(25,000)	—	(25,000)	—
Proceeds from long-term debt	6	353,593	—	353,593	—
Transaction costs on long-term debt	6	(19,767)	—	(19,767)	—
Proceeds from Gold Stream	7	—	68,217	—	68,217
Finance fee		(1,014)	44	(1,035)	(666)
Proceeds from bought deal financing		—	—	—	88,347
Proceeds from option exercises	10	12,411	3,654	15,534	6,018
Share issue costs recovery (costs)		—	(613)	83	(5,692)
Other		(700)	(1,422)	(2,620)	(1,468)
Net cash provided by financing activities		514,403	66,341	510,221	148,242

Effect of foreign exchange rates on cash and cash equivalents		(59)	(476)	10	(413)

Change in cash and cash equivalents during the period		109,257	(3,537)	12,919	(2,489)
Cash and cash equivalents, beginning of the period		25,551	97,989	121,889	96,941

Cash and cash equivalents, end of the period		$134,808	$94,452	$134,808	$94,452

Cash and cash equivalents are comprised of:
Cash				$134,336	$93,979
Cash equivalents				472	473
Cash and cash equivalents				$134,808	$94,452

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	5

1.	Nature of Operations

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company is a mining company in the development stage focusing on the construction and development of the Eskay Creek project (“Eskay Creek” or “Eskay Creek Project”) in British Columbia. The Company’s corporate office is located at 2600 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the German stock exchanges under the ticker symbol “RXF”.

On April 10, 2026, the Company completed an offering of US$750,000,000 aggregate principal amount of Senior Secured Notes, of which US$184,000,000 was used to repurchase 66.67% of the Gold Stream and US$94,208,000 was deposited in an interest reserve account, representing three semi-annual interest payments on the Senior Secured Notes (Note 6).

As long as the Company meets the conditions precedent to the Senior Secured Notes, the Company anticipates that proceeds from the Senior Secured Notes will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay Creek, which Management currently anticipates will be in 2027. Should the Company not be able to release the funds within the construction disbursement account provided by the Senior Secured Notes, or in the event the Senior Secured Notes is insufficient to complete construction and commissioning of the mine, the Company will need to secure additional financing. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan, including bringing the Eskay Creek Project to profitable operation.

2.	Basis of Presentation

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information and footnotes required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2025.

The Board of Directors approved these condensed interim consolidated financial statements for issuance on August 13, 2026.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value.

The condensed interim consolidated financial statements are presented in Canadian dollars, and tabular values are rounded to the nearest thousand.

Consolidated 2025 Financial Statements	6

2.	Basis of Presentation (continued)

Significant accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2025, except for the following:

●	Valuation of the embedded derivative asset in long-term debt

The fair value of the embedded derivative asset in long-term debt is calculated using the Hull-White model based on numerous assumptions, including, but not limited to, volatility factors, risk-free rates and credit spreads.

●	Valuation of the Net Smelter Return (“NSR”) Royalty liability and components of the Additional NSR Royalty Option

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management used judgment to select a method of valuation and made estimates of specific model inputs that are based on conditions existing at initial recognition. There is a high degree of estimation uncertainty associated with the inputs in the models used to value the NSR Royalty liability, Additional NSR Royalty Option and related equity component at initial recognition. Changes in assumptions or estimates used in determining the fair value of the financial instruments could impact the values attributed to the NSR Royalty liability and the components of the NSR Royalty Option in the condensed interim consolidated statements of financial position.

3.	New Standards, Amendments and Interpretations

New accounting policies adopted in 2026

Mineral property, plant and equipment

The cost of property, plant and equipment includes an estimate of future variable consideration associated with its acquisition. A corresponding liability is recognized on the acquisition date and initially measured based on the estimated future variable payments. The liability is subsequently measured at amortized cost, with any changes in its carrying amount recognized as an adjustment to the cost of the related asset. This applies to NSR Royalty and Additional NSR Royalty Option (Note 8).

Share-based payments

For share-based payments in which the terms of the arrangement provide the counterparty with a choice of whether to settle in cash or by issuing equity instruments, the Company accounts for the arrangement as a compound financial instrument, comprising a liability component, which represents the counterparty’s right to demand settlement in cash, and equity component, which represents the counterparty's right to demand settlement in equity instruments rather than cash.

Consolidated 2025 Financial Statements	7

3.	New Standards, Amendments and Interpretations (continued)

New accounting policies adopted in 2026 (continued)

Share-based payments (continued)

At the date of grant, the Company measures the fair value of the compound instrument. The Company first measures the fair value of the liability component, then measures the fair value of the equity component, taking into account that the counterparty must forfeit the right to receive cash in order to receive the equity instruments. Where the fair value of each settlement alternative is the same, the fair value of the equity component is nil.

The liability component is subsequently measured at amortized cost. The equity component is not remeasured subsequent to the date of grant.

Upon settlement:

(a)	If the counterparty elects to settle in cash, the cash payment is applied to settle the liability in full. The equity component initially recognized in reserves remains within equity.
(b)	If the counterparty elects to settle by issuing equity instruments, the liability is transferred directly to equity as the consideration for the equity instruments issued. The equity component initially recognized in reserves remains within equity.

Borrowing costs

Borrowing costs related to exploration and evaluation assets are not capitalized but recognized as interest and finance fee expense in the condensed interim consolidated statements of loss and comprehensive loss in the period in which they are incurred. Qualifying assets under development are capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use. Capitalization commences on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities necessary to prepare the qualifying asset for its intended use are being undertaken.

For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period, being 8.57% during the six months ended June 30, 2026. For funds borrowed specifically for the purpose of obtaining or developing a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on those specific borrowings less any investment income earned on temporary investment of those borrowings.

Consolidated 2025 Financial Statements	8

3.	New Standards, Amendments and Interpretations (continued)

Adoption of new accounting standards in 2026

Amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures

The amendments to IFRS 9 and IFRS 7 are applicable for annual reporting periods beginning on or after January 1, 2026. There was no material impact on the Company’s condensed interim consolidated financial statements from the adoption of these amendments.

New standards and interpretations not yet adopted in 2026

IFRS 18: Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 will replace IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 introduces a specific structure for the income statement by requiring income and expenses to be presented into three defined categories of operating, investing, and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation, which apply to the primary financial statements and notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified.

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company is currently evaluating the impact of the adoption of the standard.

4.	Financial Instruments and Risk Management

The carrying values of the Company’s financial instruments are as follows:

In $000s	Category	June 30, 2026	December 31, 2025
Cash and cash equivalents	Amortized cost	$134,808	$121,889
Restricted cash	Amortized cost	$500,853	$—
Marketable securities	Fair value through profit or loss	$14,240	$29,667
Receivables	Amortized cost	$150	$525
Deposits	Amortized cost	$6,797	$6,926
Accounts payable	Amortized cost	$46,187	$37,376
Long-term debt	Amortized cost	$1,082,552	$—
Embedded derivative asset in long-term debt	Fair value through profit or loss	$26,583	$—
Gold Stream derivative liability	Fair value through profit or loss	$209,286	$421,902
NSR Royalty liability	Amortized cost	$78,709	$—
Additional NSR Royalty liability	Amortized cost	$136,009	$—
Other liabilities	Amortized cost	$6,861	$6,335

Consolidated 2025 Financial Statements	9

4.	Financial Instruments and Risk Management (continued)

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair values of the Company’s cash and cash equivalents, restricted cash, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rates of interest being received or charged. An observable fair value of the Senior Secured Notes was estimated using the trading value of the bonds which indicate a fair value of $1,119,655,000 (carrying amount – $1,055,969,000).

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The fair value of the marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1). The fair value of the embedded derivative asset in long-term debt (Note 6) is calculated using the Hull-White model and is based on a number of factors, including the probability of each prepayment option from occurring, as well as volatility factors and risk-free rate which can be substantially observed or corroborated in the marketplace (Level 2).

The fair value of the Gold Stream derivative liability (Note 7) is calculated using the discounted cash flow method and is based on a number of factors, including the Company's forecasts of the Eskay Creek Project completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spread of the Company (Level 3). As of June 30, 2026 and December 31, 2025, the following assumptions were utilized:

	June 30, 2026	December 31, 2025
Gold spot price (USD per ounce)	$4,017	$4,308
Gold price implied volatility[1]	N/A	21.03%
Credit spread of the Company	15.77%	15.94%

(1)	Estimate based on a Chicago Mercantile Exchange gold traded option with the closest maturity to the Gold Stream, used to value the Company’s option to repurchase 66.67% of the Gold Stream. On April 10, 2026, the Company exercised the option.

There were no changes to the levels of fair value hierarchy for financial instruments measured at fair value during the six months ended June 30, 2026.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its cash and cash equivalents, restricted cash, receivables and deposits totaling $642,608,000 (December 31, 2025 – $129,340,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents and restricted cash are primarily held at large credit worthy Canadian financial institutions. The Company’s deposits are comprised primarily held by large and reputable vendors.

Consolidated 2025 Financial Statements	10

4.	Financial Instruments and Risk Management (continued)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

●	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents and restricted cash. Based on the balances of cash and cash equivalents and restricted cash at June 30, 2026, a 1% increase (decrease) in interest rates at June 30, 2026 would have decreased (increased) net loss before tax by $2,505,000. The Company is also exposed to credit spread risk on the Gold Stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. An increase of 100 basis points in credit spread at June 30, 2026 would have decreased net loss before tax by $8,846,000. Conversely, a decrease of 100 basis points would have increased net loss before tax by $9,391,000. The Company’s long-term debt is not exposed to interest rate risk as the long-term debt has a fixed interest rate. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

●	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At June 30, 2026, the Company has US$14,032,000 of cash and cash equivalents, US$352,442,000 in restricted cash, US$667,000 in accounts payable, US$743,067,000 in long-term debt and US$147,271,000 in Gold Stream derivative liability. Based on balances of these instruments at June 30, 2026, a 1% increase (decrease) in foreign exchange rates at June 30, 2026 would have increased (decreased) net loss before tax by $7,465,000. The Company does not currently use derivative instruments to reduce its exposure to foreign exchange risk.

●	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At June 30, 2026, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at June 30, 2026 would have resulted in a $1,424,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. The Company is also exposed to gold price risk on the Gold Stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. A 5% increase (decrease) in the forward gold price curve at June 30, 2026 would have increased (decreased) net loss before tax by $10,464,000. The Company does not use derivative instruments to reduce its exposure to gold price risk.

Consolidated 2025 Financial Statements	11

4.	Financial Instruments and Risk Management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The undiscounted financial liabilities and commitments as of June 30, 2026 will mature as follows:

	Less than		Greater than
In $000s	1 year	1-5 years	5 years	Total
Accounts payable	$46,187	$—	$—	$46,187
Leases	25,142	114,281	6,729	146,152
Long-term debt	88,581	1,428,200	—	1,516,781
NSR Royalty liability	15,589	86,432	121,062	223,083
Reclamation and mine closure	72	419	212,468	212,959
Other liabilities	2,833	4,724	—	7,557
Contractual commitments[1]	138,109	22,372	7,875	168,356
Total	$316,513	$1,656,428	$348,134	$2,321,075

(1)	Certain contractual commitments may contain cancellation clauses. However, the Company discloses its commitments based on management’s intent to fulfill the contracts.

The Company’s gold production from the Eskay Creek Project is subject to the terms of the Gold Stream.

Consolidated 2025 Financial Statements	12

5.	Mineral Property, Plant and Equipment

In $000s	Mineral Property	Construction-In-Progress	Vehicles and Equipment	Camp	Right-of-Use Assets	Other	Total
Cost
Balance, December 31, 2024	$57,063	$46,942	$10,665	$21,164	$19,962	$2,710	$158,506
Additions	95,360	275,191	3,845	—	59,837	—	434,233
Write-down	—	—	(13)	—	—	—	(13)
Derecognition	—	—	—	—	(7,462)	—	(7,462)
Balance, December 31, 2025	$152,423	$322,133	$14,497	$21,164	$72,337	$2,710	$585,264
Additions	441,414	208,940	2,838	—	7,967	—	661,159
Balance, June 30, 2026	$593,837	$531,073	$17,335	$21,164	$80,304	$2,710	$1,246,423
Accumulated depreciation
Balance, December 31, 2024	$—	$—	$2,122	$4,615	$7,316	$233	$14,286
Depreciation	—	—	2,358	1,411	12,110	193	16,072
Write-down	—	—	(11)	—	—	—	(11)
Derecognition	—	—	—	—	(4,656)	—	(4,656)
Balance, December 31, 2025	$—	$—	$4,469	$6,026	$14,770	$426	$25,691
Depreciation	—	—	1,278	1,172	6,994	96	9,540
Balance, June 30, 2026	$—	$—	$5,747	$7,198	$21,764	$522	$35,231
Carrying value
Balance, December 31, 2025	$152,423	$322,133	$10,028	$15,138	$57,567	$2,284	$559,573
Balance, June 30, 2026	$593,837	$531,073	$11,588	$13,966	$58,540	$2,188	$1,211,192

The additions to mineral property during the six months ended June 30, 2026 include the increase in the estimate of closure and reclamation provision of $57,922,000 (Note 9), the initial recognition of NSR Royalty liability of $116,474,000 and subsequent decrease in estimate of $20,058,000 (Note 8), initial recognition of Additional NSR Royalty Option of $266,950,000 and subsequent decrease in the estimate of the liability component of $33,256,000 (Note 8), share-based payments of $1,171,000, and interest expense on long-term debt, lease and other liabilities, net of interest income on proceeds from long-term debt, of $5,402,000.

The additions to construction-in-progress during the six months ended June 30, 2026 include share-based payments of $4,283,000 and interest expense on long-term debt, net of interest income on proceeds from long-term debt, of $13,328,000.

Total depreciation recognized during the six months ended June 30, 2026 of $9,540,000 includes $7,237,000 and $1,794,000 that were capitalized to mineral property and construction-in-progress, respectively, $411,000 in general and administration expense and $98,000 in exploration and evaluation expense.

During the six months ended June 30, 2026, the Company entered into various vehicle and equipment leases and loan financing in connection with the development of the Eskay Creek Project, resulting in additions to right-of-use assets and vehicles and equipment of $7,967,000 and $2,838,000, respectively.

Consolidated 2025 Financial Statements	13

6.	Long-Term Debt

On April 10, 2026, the Company completed its offering of $1,036,761,000 (US$750,000,000) aggregate principal amount of Senior Secured Notes (the “Senior Secured Notes”). The Senior Secured Notes are non-callable for the first two years, mature on April 1, 2031, and bear interest of 8.50% per annum payable semi-annually. Proceeds from the Senior Secured Notes totalling $254,352,000 (US$184,000,000) were used to repurchase 66.67% of the Gold Stream, with $130,228,000 (US$94,208,000) deposited to an interest reserve account, representing three semi-annual interest payments on the Senior Secured Notes, $552,940,000 (US$400,000,000) to support the remaining construction of the Eskay Creek Project through a disbursement account, and $99,241,000 (US$71,792,000) for general and administrative expenses and costs associated with the issuance of the Senior Secured Notes. Proceeds deposited in the interest reserve and construction disbursement accounts totalling $683,168,000 (US$494,208,000) were classified as restricted cash in the condensed interim consolidated statements of financial position, with the remaining proceeds of $353,593,000 (US$255,792,000) classified as cash and cash equivalents in the condensed interim consolidated statements of financial position. As of June 30, 2026, $199,176,000 (US$145,000,000) of the total restricted cash was released.

The Senior Secured Notes represent senior secured obligations of Skeena, ranking pari passu with the Gold Stream obligations, and senior to all present and future subordinated indebtedness.

The Senior Secured Notes contain customary redemption and repurchase features which represent an embedded derivative asset to the Company. The derivative value is presented as an offset to the Senior Secured Notes on the condensed interim consolidated statements of financial position and is classified as a financial asset at fair value through profit or loss.

Prior to April 1, 2028, the Company may redeem:

●	Some or all of the Senior Secured Notes at a price equal to 100% of the principal amount of the Senior Secured Notes plus the greater of: (i) 1% of the principal amount; and (ii) a “make-whole” premium of 50 basis points over the treasury yield, plus accrued and unpaid interest;
●	Up to 10% of the aggregate principal amount of the Senior Secured Notes from time to time at a price equal to 103% of the principal amount of the Senior Secured Notes, plus accrued and unpaid interest; or
●	On any one or more occasions, up to 40% of the original aggregate principal amount of the Senior Secured Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 108.5% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On or after April 1, 2028, the Company may redeem the Senior Secured Notes, in whole or in part, at the relevant redemption price plus accrued and unpaid interest on the Senior Secured Notes up to the redemption date. The redemption price of the Senior Secured Notes is 104.25% of the principal amount until March 31, 2029, 102.125% until March 31, 2030 and 100% thereafter.

Upon a change of control event, the Company shall make an offer to purchase all of the Senior Secured Notes at a price in cash equal to 101% of the principal amount, plus accrued and unpaid interest. In addition, the Company is also required to use excess proceeds above a certain threshold from an asset sale, after repayment of certain debt and reinvestments, to purchase 100% of the aggregate principal amount of the Senior Secured Notes, plus accrued and unpaid interest.

The debt component was initially recognized at $1,033,113,000, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative and transaction costs. Subsequently, the debt component is recognized at amortized cost with an effective interest rate of 8.57%.

Consolidated 2025 Financial Statements	14

6.Long-Term Debt (continued)

Total transaction costs associated with the Senior Secured Notes amount to $19,903,000, of which $19,601,000 relates to the debt component and capitalized to Long-term debt non-current liability, and $302,000 relates to the embedded derivative asset component and was recognized as interest and finance fee expense.

In $000s
Long-term debt
Balance, December 31, 2025	$—
Principal amount received (US$750,000)	1,036,761
Value allocated to prepayment option	15,953
Transaction costs	(19,601)
Carrying value of debt at inception	1,033,113
Interest expense accrued	20,102
Accretion	171
Foreign exchange	29,166
Balance, June 30, 2026	$1,082,552
Embedded derivative asset
Balance, December 31, 2025	$—
Value allocated to prepayment option at inception	15,953
Change in fair value	10,630
Balance, June 30, 2026	$26,583
Carrying value
Balance, June 30, 2026	$1,055,969
Less: Current portion	89,352
Non-current portion	$966,617

7.	Project Financing Package

On June 24, 2024, the Company entered into binding agreements with respect to a Project Financing Package for the development and construction of the Eskay Creek Project. The Project Financing Package was comprised of private placements that closed on June 24, 2024, a Gold Stream, and a Senior Secured Term Loan facility of US$350,000,000 which was terminated on April 10, 2026. No draws were made on the Senior Secured Term Loan facility as of April 10, 2026.

On April 10, 2026, the Company negotiated an early buy-down option to reduce the Stream Percentage (as defined below) by 66.67% for $254,352,000 (US$184,000,000).

Gold Stream

In exchange for a deposit of US$200,000,000 (the “Deposit”), the Company committed to deliver 3.52% of the payable gold production from the Eskay Creek Project (the “Stream Percentage”) for the life of the mine. If the completion test (as defined in the agreement) is not satisfied by September 30, 2027, the Stream Percentage would increase to 3.57%, 3.62% and 3.67% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and to 3.80% for the remaining calendar quarters until satisfaction of the completion test. The Company will receive a cash payment of 10% of the gold market price on LBMA three days prior to delivery. The difference between the gold market price and the cash payment received is credited to the Deposit until the Deposit reaches nil.

Consolidated 2025 Financial Statements	15

7.	Project Financing Package (continued)

Gold Stream (continued)

The Gold Stream is accounted for as a derivative instrument measured at fair value through profit and loss. Below is a reconciliation of the Gold Stream derivative liability for the six months ended June 30, 2026:

In $000s
Balance, December 31, 2024	$63,886
Proceeds from Gold Stream (US$150,000)	206,876
Change in fair value	151,140
Balance, December 31, 2025	421,902
Buyback of Gold Stream (US$184,000)	(254,352)
Change in fair value	41,736
Balance, June 30, 2026	$209,286

Availability fee

During the six months ended June 30, 2026, the Company incurred an availability fee of $1,755,000, of which $1,222,000 was related to the Senior Secured Term Loan and was capitalized to Other non-current assets, and $533,000 was related to the Gold Stream additional deposit and was recognized as finance fee expense.

As the Senior Secured Term Loan facility was terminated on April 10, 2026, the Company recognized an impairment loss of $10,784,000 during the six months ended June 30, 2026 relating to transaction costs and availability fees associated with the Senior Secured Term Loan that were previously capitalized as Other non-current assets.

8.	NSR Royalty Liabilities

During the six months ended June 30, 2026, the Company completed an agreement under which certain third parties were granted a 1% NSR royalty (the “NSR Royalty”) on the Eskay Creek Project in exchange for certain rights granted for the duration of the Eskay Creek Project. The NSR Royalty is subject to a minimum paid value of $100,000,000 and is capped at the first 5,000,000 gold equivalent ounces sold. In addition, the Company granted the right to elect to receive one of the following (the “Additional NSR Royalty Option”):

●	An additional 1.5% NSR royalty from the Eskay Creek Project;
●	2,900,001 common shares of the Company;
●	966,667 common shares of the Company and an additional 1.0% NSR royalty; or
●	1,933,334 common shares of the Company and an additional 0.5% NSR royalty.

This election must be made within 15 months of the Eskay Creek Project having attained 90% of designed throughput production capacity for a continuous period of 60 days. The Additional NSR Royalty Option is also capped at the first 5,000,000 gold equivalent ounces sold.

The Company is also subject to certain ongoing additional financial commitments to be negotiated and agreed to by the parties over the duration of the Eskay Creek Project.

Consolidated 2025 Financial Statements	16

8.	NSR Royalty Liabilities (continued)

The NSR Royalty is accounted for as a financial liability measured at amortized cost. Below is a reconciliation of the NSR Royalty liability for the six months ended June 30, 2026:

In $000s
Balance, December 31, 2025	$—
Fair value at inception	116,474
Prepayment of royalty obligations	(25,000)
Change in estimate	(20,058)
Accretion	7,293
Balance, June 30, 2026	78,709
Less: Current portion	237
Non-current portion	$78,472

The Additional NSR Royalty Option, valued at $266,950,000 at initial recognition, was accounted for as a compound instrument that includes liability and equity components. The option to receive an additional NSR royalty, valued at $158,375,000, was accounted for as a financial liability measured at amortized cost. The option to receive common shares of the Company, valued at $108,575,000, was accounted for as equity and recorded in Reserves. Below is a reconciliation of the Additional NSR Royalty Option liability for the six months ended June 30, 2026:

In $000s
Balance, December 31, 2025	$—
Fair value at inception	158,375
Change in estimate	(33,256)
Accretion	10,890
Balance, June 30, 2026	$136,009

The fair values of the NSR Royalty and Additional NSR Royalty Option at initial recognition were calculated using a Monte-Carlo simulation and are based on a number of factors, including the Company’s forecast of the Eskay Creek Project completion date, gold and silver production schedule, gold and silver prices including their volatility, and the credit spread of the Company. Changes to the estimates of the amount and timing of payments at each reporting period are affected primarily by gold and silver prices.

9.	Provision for Closure and Reclamation

The following is a continuity schedule of the provisions for closure and reclamation:

In $000s	Eskay	Snip	Total
Balance, December 31, 2024	$34,196	$4,303	$38,499
Change in estimate	7,734	(587)	7,147
Accretion	516	65	581
Balance, December 31, 2025	$42,446	$3,781	$46,227
Change in estimate	57,922	198	58,120
Accretion	395	35	430
Balance, June 30, 2026	$100,763	$4,014	$104,777

Consolidated 2025 Financial Statements	17

9.	Provision for Closure and Reclamation (continued)

The Company periodically updates information and assumptions in order to enable it to refine its estimate of the present value of its future closure and reclamation obligations. Inputs include anticipated costs of required remediation work and environmental monitoring as well as the pre-tax real discount rate used (2026 – 1.71%, 2025 – 1.87%).

10.	Capital Stock and Reserves

Authorized – unlimited number of voting common shares without par value.

Share-based payments

Stock options

The stock options expire within five years from the grant date. The Company determines the fair value of the stock options granted using the Black-Scholes option pricing model.

Restricted share units and performance share units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of restricted share units (“RSUs”) or performance share units (“PSUs”) that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b). For RSUs classified as equity settled share-based payments, the Company determines the fair value of the RSUs granted using the Company’s share price on grant date. For PSUs granted during the period, the fair values were determined using the Company’s share price on the grant date.

Deferred share units

The deferred share units (“DSUs”) are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company. For DSUs classified as equity settled share-based payments, the Company determines the fair value of the DSUs granted using the Company’s share price on the grant date.

Consolidated 2025 Financial Statements	18

10.	Capital Stock and Reserves (continued)

Share-based payments (continued)

Stock option, RSU, PSU and DSU transactions are summarized as follows:

	Stock Options		RSUs	PSUs	DSUs
		Weighted
		Average
	Number	Exercise Price	Number	Number	Number
Outstanding, December 31, 2024	7,018,770	$9.28	1,011,124	901,600	250,237
Granted	1,178,908	$16.01	386,600	1,200,000	67,590
Exercised	(1,179,617)	$8.17	(583,860)	(385,004)	—
Cancelled	(216,134)	$8.79	(75,693)	(5,200)	—
Outstanding, December 31, 2025	6,801,927	$10.66	738,171	1,711,396	317,827
Granted	1,216,610	$37.81	40,107	1,199,507	28,760
Exercised	(2,685,216)	$12.11	(508,737)	(1,057,703)	—
Cancelled	(101,475)	$18.21	(3,116)	—	—
Outstanding, June 30, 2026	5,231,846	$16.08	266,425	1,853,200	346,587
Exercisable, June 30, 2026	1,974,622	$9.88	—	—	—

On January 1, 2026, the Company granted 458,232 stock options, 40,107 RSUs, 79,507 PSUs and 23,005 DSUs to various directors, officers, employees and consultants of the Company. One third of the stock options, RSUs and PSUs vest on October 1, 2026, July 1, 2027 and April 1, 2028. Certain stock options and PSUs are subject to accelerated vesting upon achievement of Company milestones. The Company also granted 10,000 stock options to an employee of the Company, with one third of the stock options vesting at each anniversary of the grant date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $32.60 per common share.

On February 9, 2026, the Company granted 950,000 PSUs to officers of the Company, vesting upon achievement of a Company milestone.

On April 22, 2026, the Company granted 437,378 stock options and 170,000 PSUs to various employees and consultants of the Company, vesting upon achievement of Company milestones.  The Company also granted 1,000 stock options to an employee of the Company, with one third of the stock options vesting at each anniversary date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $44.42 per share. The Company also granted 2,746 DSUs to various directors in settlement of accrued directors’ fees.

On June 12, 2026, the Company granted 310,000 stock options to various employees of the Company, with one third of the stock options vesting at each anniversary of the grant date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $36.32 per common share.

On June 30, 2026, the Company granted 3,009 DSUs to various directors in settlement of accrued directors’ fees.

The weighted average share price at the date of exercise of the stock options was $42.83 during the six months ended June 30, 2026 (2025 – $16.35).

Consolidated 2025 Financial Statements	19

10.	Capital Stock and Reserves (continued)

Share-based payments (continued)

As at June 30, 2026, stock options, RSUs, and PSUs outstanding and exercisable were as follows:

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Stock options	1.00 - 10.00	2,775,624	2.79	1,228,933
	10.01 - 20.00	1,156,093	2.51	693,719
	20.01 - 30.00	80,000	4.31	—
	30.01 - 40.00	787,783	4.68	51,970
	40.01 - 50.00	432,346	4.81	—
		5,231,846	3.20	1,974,622

RSUs		266,425	0.77	—

PSUs		1,853,200	0.93	—

Share-based payments during the three and six months ended June 30, 2026 and 2025 consist of:

	For the three months ended		For the six months ended
	June 30		June 30
In $000s	2026	2025	2026	2025
Stock options	$3,096	$3,220	$7,138	$4,432
RSUs	672	1,277	2,842	1,623
PSUs	9,944	5,117	16,855	8,001
DSUs	—	—	750	555
	$13,712	$9,614	$27,585	$14,611

Recorded in mineral property, plant and equipment	$3,687	$1,651	$5,454	$2,280
Recorded in exploration and evaluation expense	192	311	441	483
Recorded in general and administrative expense	9,833	7,652	21,690	11,848
	$13,712	$9,614	$27,585	$14,611

The weighted average fair value per unit of the Company's stock options and share units granted during the six months ended June 30, 2026 and 2025 was as follows:

	2026	2025
Stock options	$15.91	$6.04
RSUs	$32.60	$14.65
PSUs	$42.46	$16.45
DSUs	$33.99	$14.42

Consolidated 2025 Financial Statements	20

10.	Capital Stock and Reserves (continued)

Share-based payments (continued)

The weighted average inputs used to determine the fair value of the Company’s stock options were as follows:

	2026	2025
Expected life (years)	3.3	3.5
Annualized volatility	56.65%	55.31%
Dividend rate	0.00%	0.00%
Risk-free interest rate	2.79%	2.61%

11.	Supplemental Disclosure with Respect to Cash Flows

Non-cash transactions during the three and six months ended June 30, 2026 and 2025 that were not presented elsewhere in the condensed interim consolidated financial statements are as follows:

	For the three months ended		For the six months ended
	June 30		June 30
In 000's	2026	2025	2026	2025
Additions to mineral property, plant and equipment in accounts payable and accrued liabilities	$(3,643)	$17,031	$75,178	$38,899
Construction prepayments and deposits reclassified to mineral property, plant and equipment	$1,492	$13	$4,582	$204
Other assets in accounts payable and accrued liabilities	$(2,499)	$(44)	$—	$1,217
Share issue costs in accounts payable and accrued liabilities	$—	$(518)	$—	$—
Settlement of accrued directors' fees through issuance of DSUs	$227	$—	$227	$97

During the three and six months ended June 30, 2026 and 2025, the Company did not make any payments towards income taxes.

12.	Related Party Transactions

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three and six months ended June 30, 2026 and 2025 are as follows:

	For the three months ended		For the six months ended
	June 30		June 30
In $000s	2026	2025	2026	2025
Director remuneration	$137	$121	$273	$230
Officer & key management remuneration[1]	$1,120	$1,054	$2,238	$2,105
Share-based payments	$8,958	$6,059	$18,409	$9,957

(1)	Remuneration consists exclusively of salaries and bonuses for key management. These costs are components of administrative compensation and consulting categories in the condensed interim consolidated statements of loss and comprehensive loss.

Consolidated 2025 Financial Statements	21

12.	Related Party Transactions (continued)

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30, 2026 is $1,105,000 (December 31, 2025 – $3,881,000) which is owed to key management personnel in relation to key management compensation noted above.

13.	Contingencies

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While outcomes of these matters are uncertain, based on the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period when such changes occur.

Consolidated 2025 Financial Statements	22